UNITEDSTATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMlSSJON	OMB Number:	3235-0080
Washington, D. C. 20549	Expires:	March 31, 2021
FORM 25	Estimated average burden hours per response	1.00

NOTIFICATION OF REMOVAL FROM LISTING AND/OR
REGISTRATION UNDER SECTION 12(b) OF THE
SECURITIESEXCHANGEACTOF1934.

Commission File Number 001-33271

Cellcom Israel Ltd., NYSE

 (Exact name of Issuer as specified in its charter, and name of Exchange where security is listed and/or registered)

10 Hagavish Street, Netanya 4250708, Israel

 (Address, including zip code, and telephone number, including area code, of Issuer’s principal executive offices)

Ordinary Shares, par value NIS 0.01 per share

(Description of class of securities)

Please place an X in the box to designate the rule provision relied upon to strike the class of securities from listing and registration:

☐ 17CFR 240.l2d2-2(a)(l)

☐ 17 CFR 240.12d2-2(a)(2)

☐ 17 CFR 240.12d2-2(a)(3)

☐ 17 CFR 240.12d2-2(a)(4)

☐ Pursuant to 17 CFR 240.12d2-2(b), the Exchange has complied with its rules to strike the class of securities from listing and/or withdraw registration on the Exchange.1

☒ Pursuant to 17 CFR 240.12d2-2(c), the Issuer has complied with the rules of the Exchange and the requirements of 17 CFR 240.12d2-2(c) governing the voluntary withdrawal of the class of securities from listing and registration on the Exchange.

Pursuant to the requirements of the Securities Exchange Act of 1934, Cellcom Israel Ltd. (Name of Issuer or Exchange) certifies that it has reasonable grounds to believe that it meets all of the requirements for filing the Form 25 and has caused this notfiication to be signed on its behalf by the undersigned duly authorized person.

JANUARY 29, 2021	By LIAT MENAHEMI	VP LEGAL
Date	Name	Title

____________________________
1 Form 25 and attached Notice will be considered compliance with the provisions of 17 CFR 240.19d-1 as applicable. See General In structions.

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